SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THEREOF FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)*

DarioHealth Corp.

(Name of Issuer)

Shares of Common Stock

(Title of Class of Securities)

23725P100

(CUSIP Number)

September 13, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23725P100	13G	Page 2 of 11 Pages

1.	Names of Reporting Persons David Edery
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,658,524 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,658,524 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,658,524 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9) 9.9% (2)
12.	Type of Reporting Person (See Instructions) IN

(1) Consists of (i) 1,323,526 shares of common stock and 935,000 warrants to purchase common stock held by Dicilyon Capital Markets Ltd.; (ii) 233,333 shares of common stock held by Dicilyon Holdings Ltd.; and (iii) 166,665 shares of common stock held by Dicilyon Consulting and Investments Ltd.

(2) Calculated based on 25,936,165 outstanding shares of common stock of the Issuer as of October 10, 2018, according to information furnished by DarioHealth Corp.

CUSIP No. 23725P100	13G	Page 3 of 11 Pages

1.	Names of Reporting Persons Dicilyon Capital Markets Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,258,526 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,258,526(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,258,526 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9) 8.4% (2)
12.	Type of Reporting Person (See Instructions) FI

(1)       Consists of 1,323,526 shares of common stock and 935,000 warrants to purchase common stock held by Dicilyon Capital Markets Ltd.

(2) Calculated based on 25,936,165 outstanding shares of common stock of the Issuer as of October 10, 2018, according to information furnished by DarioHealth Corp.

CUSIP No. 23725P100	13G	Page 4 of 11 Pages

1.	Names of Reporting Persons Dicilyon Holdings Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 233,333 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 233,333 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,333 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9) 0.9%(2)
12.	Type of Reporting Person (See Instructions) FI

(1) Consists of 233,333 shares of common stock held by Dicilyon Holdings Ltd.

(2) Calculated based on 25,936,165 outstanding shares of common stock of the Issuer as of October 10, 2018, according to information furnished by DarioHealth Corp.

CUSIP No. 23725P100	13G	Page 5 of 11 Pages

1.	Names of Reporting Persons Dicilyon Consulting and Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 166,665 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 166,665 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 166,665 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%(2)
12.	Type of Reporting Person (See Instructions) FI

(1) Consists of 166,665 shares of common stock held by Dicilyon Consulting and Investments Ltd.

(2) Calculated based on 25,936,165 outstanding shares of common stock of the Issuer as of October 10, 2018, according to information furnished by DarioHealth Corp.

CUSIP No. 23725P100	13G	Page 6 of 11 Pages

Item 1(a).	Name of Issuer:

DarioHealth Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8 Hatokhen Street, Caesarea Industrial Park, 3088900, Israel

Item 2(a).	Name of Person Filing:

David Edery,

Dicilyon Capital Markets Ltd.;

Dicilyon Holdings Ltd; and

Dicilyon Consulting and Investments Ltd. (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated October 10,2018, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of Principal Offices or, if None, Residence:

The addresses of the Reporting Persons are as follows:

David Edery: 10 Nataf St., Ramat Hasharon, 4704063, Israel.

Dicilyon Capital Markets Ltd.: 10 Nataf St., Ramat Hasharon, 4704063, Israel.

Dicilyon Holdings Ltd.: 10 Nataf St., Ramat Hasharon, 4704063, Israel.

Dicilyon Consulting and Investments Ltd.: 10 Nataf St., Ramat Hasharon, 4704063, Israel.

Item 2(c).	Citizenship:

David Edery – Israel

Dicilyon Capital Markets Ltd. – Israel;

Dicilyon Holdings Ltd. – Israel; and

Dicilyon Consulting and Investments Ltd. – Israel.

Item 2(d).	Title of Class of Securities:

Shares of Common Stock

Item 2(e).	CUSIP Number:

23725P100.

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

CUSIP No. 23725P100	13G	Page 7 of 11 Pages

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:__________________________________________________________________________

Item 4.	Ownership.

David Edery is deemed the beneficial owner of 2,658,524 shares of common stock, consisting of: (i) 1,323,526 shares of common stock and 935,000 warrants to purchase common stock held by Dicilyon Capital Markets Ltd.; (ii) 233,333 shares of common stock held by Dicilyon Holdings Ltd.; and (iii) 166,665 shares of common stock held by Dicilyon Consulting and Investments Ltd.

Dicilyon Capital Markets Ltd. (“DCM”) is the record holder of 1,323,526 shares of common stock and 935,000 warrants to purchase common stock held by Dicilyon Capital Markets Ltd.. David Edery holds sole voting and dispositive power over the Issuer’s shares held by DCM.

Dicilyon Holdings Ltd. (“DH”) is the record holder of 233,333 shares of common stock. David Edery holds sole voting and dispositive power over the Issuer’s shares held by DH.

Dicilyon Consulting and Investments Ltd. (“DCI”) is the record holder of 166,665 shares of common stock. David Edery holds sole voting and dispositive power over the Issuer’s shares held by DCI.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1.	David Edery

(a)	Amount beneficially owned: 2,658,524[1]

(1) Consists of (i) 1,323,526 shares of common stock and 935,000 warrants to purchase common stock held by Dicilyon Capital Markets Ltd.; (ii) 233,333 shares of common stock held by Dicilyon Holdings Ltd.; and (iii) 166,665 shares of common stock held by Dicilyon Consulting and Investments Ltd.

(2) Reflects 25,936,165 outstanding shares of common stock of the Issuer as reported to the Reporting Persons.

(3) Consists of 1,323,526 shares of common stock and 935,000 warrants to purchase common stock held by Dicilyon Capital Markets Ltd.

(4) Consists of 233,333 shares of common stock held by Dicilyon Holdings Ltd.

CUSIP No. 23725P100	13G	Page 8 of 11 Pages

(b)	Percent of class: 9.9%[1,2]

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 2,658,524 [1]

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,658,524 [1]

2.	Dicilyon Capital Markets Ltd.

(a)	Amount beneficially owned: 2,258,526[3]

(b)	Percent of class: 8.4% [2,3]

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 2,258,526[3]

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,258,526[3]

3.	Dicilyon Holdings Ltd.

(a)	Amount beneficially owned: 233,333[4]

(b)	Percent of class: 0.9%[2,4]

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 233,333[4]

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 233,333[4]

4.	Dicilyon Consulting and Investments Ltd.

(a)	Amount beneficially owned: 166,665[5]

(b)	Percent of class: 0.6%[2,4]

(c)	Number of shares as to which such person has:

(5) Consists of 166,665 shares of common stock held by Dicilyon Consulting and Investments Ltd.

CUSIP No. 23725P100	13G	Page 9 of 11 Pages

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 166,665[5]

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 166,665[5]

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(a)	Not applicable.

(b)	Not applicable.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 23725P100	13G	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2018	By:	/s/ David Edery
Name: David Edery

Date: October 10, 2018	Dicilyon Capital Markets Ltd.

	By:	/s/ David Edery
Name: David Edery
Title: Chairman

Date: October 10, 2018	Dicilyon Holdings Ltd

	By:	/s/ David Edery
Name: David Edery
Title: Chairman

Date: October 10, 2018	Dicilyon Consulting and Investments Ltd.

	By:	/s/ David Edery
Name: David Edery
Title: Chairman

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 23725P100	13G	Page 11 of 11 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A

The undersigned hereby agree as follows:

(i)      Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

(ii)     Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: October 10, 2018

By:	/s/ David Edery
Name: David Edery

Dicilyon Capital Markets Ltd.

By:	/s/ David Edery
Name: David Edery
Title: Chairman

Dicilyon Holdings Ltd.

By:	/s/ David Edery
Name: David Edery
Title: Chairman

Dicilyon Consulting and Investments Ltd.

By:	/s/ David Edery
Name: David Edery
Title: Chairman